Filed by Terex Corporation
                      Pursuant to Rule 425 under the Securities Act of 1933 Subject Company: CMI Corporation
                      Commission File No. 1-5951


                             TEREX CORPORATION
                         CONFERENCE CALL- 6/28/01

MOD: This call is being recorded. If you do have any objections, you may now disconnect at this time. I would now like to introduce you to our host for today, Mr. Ronald DeFeo. Sir, you may begin when ready.

R. DEFEO:           Thank you very much, and good morning to everyone
                    on the call, here. A couple of housekeeping details, first. This call, a replay will be available starting
                    Friday, June 29, at 10:00 a.m. Eastern time, and can be accessed until Friday, July 6, 2001, until 6:00 p.m.
                    Eastern standard time, daylight savings time, rather.
                    To access the replay, please call 888-482-2241, or for international calls, 402-998-1367. The password for the call will be TEX or 839. A simultaneous, listen only mode Webcast for this call is available at our Website, www.terex.com, under the Investor Relations section.

                    With me this morning, on the call, is Joe Apuzzo, our Chief Financial Officer; Brian Henry, Vice President of Mergers and Acquisitions; and Jack Lascar, VP of Investor Relations in Corporate Communications; and Ernie Verebelyi, Group President of Terex Mining and Americas.

                    We're making several announcements today, which we feel reflect the best assessment of current operating conditions, plus several important steps to build a more efficient company, with a substantially broader product range. The timing of these announcements reflect the convergence of activities that have been underway in our company for some time. Also, reflecting the reality of the calendar, which says that the second quarter is almost over, and given the announcements, we felt it appropriate to give commentary on the second quarter, as well. Consequently, I'd like to broadly discuss three topics. First, current operations for Terex as a whole. Second, planned restructuring and factory closures for the balance of 2001. And, third, the acquisition of CMI, with both financial and operational comments.

                    Let me turn to current operating performance at Terex. The second quarter operating performance remains solid, despite significant revenue challenges. We expect to be about 10 to 20 percent better than the first quarter of 2001, which results in an earnings per share in the range of 50 to 55 cents per share, from continuing operations. This is obviously below the current first call estimates of the company, in the range of 65 cents per share. Revenue is expected to be 20 to 25 percent below the comparable year ago period. Of particular relevance is the North American softness, where we are seeing our infrastructure business, in particular, Cedarapids asphalt and crushing businesses, plus some ongoing year over year weakness from the Terex truck revenue. There continues to be some difficulty forecasting the impact of the highway bill, and how it relates to both equipment purchases and the actual spending of the highway funds, by state. Projects are not really being cancelled, only dragged out by matching fund issues, engineering, and permitting challenges, and to a degree, some energy related higher cost of energy, causing some review of these projects. And, there clearly is a psychology of uncertainty among customers. And, I think that's impacting buying decisions for equipment.

                    Our mining business, in particular, our Unit Rig mining truck business, has struggled with revenue in the second quarter. We had some positive impact from coal price increases in our O&K shovel business. But, we have yet to realize any significant up-tick at Unit Rig. There is a substantial amount of quoting activity, but not yet enough visibility. This could change any day, however, and we are expecting a stronger second half from this business. It is also important to note that we expect our margins will continue to reflect the variable cost structure of our company. Obviously, they will be somewhat lower than last year. But, with revenue shortfalls we are seeing, our operating margins have held up much better than other vertically integrated, or then vertically integrated, capital goods companies.

                    We continue to get solid performances from several of our businesses, particularly in this environment. Our Powerscreen companies are generally doing well, and several of our lifting businesses continue to perform and grow market share. The built in revenue and geographic diversity of Terex, plus our low cost and outsourcing strategies, seem to be working. For the full year of 2001, we expect to have a second half similar to the first. To accomplish this, we will have to see some strengthening in our typically slower second half revenue. While hard to predict, we think this can come from mining and some modest improvements in other areas.

                    We are also announcing, today, the closure of four factories by year-end. This is a continuation of the Terex improvement plan and reorganization we instituted a few months back. While we won't be specific with the factories on this call, there will be two factories in Europe and two in North America. We expect no revenue change as a result of this manufacturing consolidation. This represents better space utilization and overhead reductions. We expect approximately 170 job reductions. As noted, we expect savings in the $10 to $15 million pre-tax range, and a charge of $15 to $20 million before the end of this year. These were noted in the press release. These decisions obviously have a rapid payback, and we believe, will strengthen our organization. We expect further elements of the Terex improvement plan to be announced as the year continues. We are making organizational changes in both North America and Europe to deepen our franchise and take advantage of strong market positions in both our lifting and earthmoving products.

                    In summary, while earnings visibility and, more precisely, revenue visibility, is challenging at this point in time, we feel we are weathering current operating conditions reasonably well, while simultaneously strengthening our franchise and efficiencies levels. We are cutting costs, but these are costs that didn't get bloated in the last expansion, but rather costs that have become possible to reduce, mainly because of prudent and strategic acquisitions being integrated with the balance of Terex.

                    Now, let me turn to CMI. As announced, Terex has signed a definitive merger agreement to acquire CMI Corporation, a New York Stock Exchange listed company. The agreement provides for an exchange of all outstanding shares of CMI, at a ratio of .16 shares of Terex common stock for each share of CMI. This is subject to a downward adjustment in the event that consolidated net debt of CMI exceeds $75.25 million. The maximum number of shares that Terex can issue will be 3.5 million. The transaction is expected to close during the third quarter of 2001.

                    CMI is the leading manufacturer of automated machines for construction and maintenance of highways, parking lots, bridges, with revenues in excess of $225 million in the year 2000. Specific products include asphalt plants, concrete plants, road profiling and reclaiming equipment, landfill compactors and grinders. CMI was founded in the mid `60s by the current Chairman and CEO, Bill Swisher. The company has a long history of product innovation and markets mainly via a direct sales force. And, I think it would be accurate to say, many of the roads built over the past several decades, have been done with CMI equipment.

                    While seeking acquisitions, Terex, in general, wants to find businesses that have strong gross margins, high levels of SG&A, and substantial working capital. Furthermore, we look to find businesses where there are substantial synergies which will allow us to be financially accretive to earnings within the first year of ownership. CMI fits this criteria, and is right down the middle of the fairway. Gross margins at CMI are typically in the range of about 24 percent. SG&A is 18 to 20 percent of revenue. And, net working capital around $100 million. Operating performance has historically ranged from a break-even level to $17 million of EBITDA. Recently, the company suffered from a management change that added substantial cost and inventory, that they have been working through.

                    Fil Filipov, Terex Executive Vice President, will assume responsibility for this business as President of CMI, following the close of this transaction. We will keep this business separate from the balance of Terex operations, initially, in order to focus on the operational and cultural opportunities. CMI has already started lean manufacturing, a process that we will build upon. We expect to achieve at least $20 million of annualized savings. We believe 70 percent of these savings will be realized in 2002, and the full savings in 2003. Longer term, of course, we will integrate CMI with the balance of our operations. We would expect that to be, probably, in the year 2003.

                    In summary, CMI is an excellent strategic fit with Terex. Our position in infrastructure products, with Cedarapids, Powerscreen, and now, CMI, will be superior, in our view, to any competitor. This results in real franchise value for Terex. Furthermore, this transaction, as structured, will be credit enhancing, which we feel is appropriate, and consistent with our longer-term goals of improving the company's financial structure. The bottom line here is that we're building a better Terex, a broader Terex, with some great products and a great operating history from CMI. We think this is an excellent marriage, a marriage that we can build upon with the balance of our operations. With that, I'd now like to open this up for questions, and operator, could you do that.

OPERATOR:           Yes,  sir.  At this  time,  we are  ready  to  begin
                    the formal question/answer session. If you have any questions, just press *1 on your touch-tone phone, and you will be announced prior to asking your question. If you want to withdraw your question, press *2. Once again, to ask a question, press *1. And our first question comes from David Raso from Salomon Smith
                    Barney.

D. RASO:            Hi. Good morning everybody.

R. DEFEO:           Morning, David.

D. RASO: Quick question on the second half outlook. The comments about the second half should be similar to the second half, so, roughly 95 cents to a dollar. A lot of the products you sell the second quarter, the big spring selling season. The second half of the year, that outlook how much of that is predicated on some of the mining orders coming through that right now are still, maybe, a bit more in the bid mode. And, if you can highlight the crushing business, I'm a little surprised that that's slow at Cedarapids. If you could give me a little more color there, I'd definitely appreciate it.

R. DEFEO:           Okay, just as a, in a general sense, as I indicated,
                    we'll have to secure some mining orders to make the second half be similar to the first half. That will help offset, which is somewhat a seasonally slower period, the second half versus the first half. We think that'll happen. That's our view today. And, we think that's what we're certainly operating toward. The crushing side of our business, or the weakness at Cedarapids, really reflects some uncertainty in the market on the part of our distribution and a lack of willingness to commit to new orders at this point in time. I don't believe there is a fundamental softness in the activity relative to aggregates products. I do believe this is an inventory-related issue that is being worked through, and it will take a couple of quarters, the second quarter being one of the quarters.
                    And typically, the fourth quarter is one of the stronger quarters in this business, as people buy crushing and screening products or as we ship them into the distribution.

D. RASO: Following up on the inventory comment, articulated dump truck and the construction truck, how would you describe the weakness there? Is that inventory related, demand related?

R. DEFEO:           I would say it's demand related in the articulated truck
                    product category. Although, frankly, we're having a better second quarter in that than we did in the first quarter by a fairly substantial amount. And, we're still seeing some pretty good business among some large customers.

D. RASO: And then, lastly, in the CMI acquisition, is there a dilution amount for that deal built into the guidance in the second half?

R. DEFEO:           The dilution for CMI in the fourth quarter will be
                    somewhere in the range of 5 cents. Okay, so it's just not that significant.

D. RASO:            I'll get back in the queue.  Thank you.

OPERATOR:           Our next question comes from Gary McManus from JP Morgan.

G. MCMANUS:         Hi Ron.

R. DEFEO:           Hi Gary.

G.MCMANUS:          Can you talk about what kind of orders have you seen
                    thus far in the surface mining area? And, what kind of numbers would you anticipate in the second half of the year, that's built into this earnings guidance?

R. DEFEO:           We have, as you well know, the mining business is very
                    challenging to forecast at any one point in time, because it's a lumpy business. We believe that there are several significant orders that we're working on, particularly in the Unit Rig area, that we're not counting on all of them to come our way. But, certainly, we believe several of them will come our way. And, we have seen some improvement, clearly, in our O&K shovel business. So, you know, while it may appear that, it's difficult to give you a precise number built in, I think we have enough confidence that the activity there will result in a decent second half.
                    Ernie, you want to add to that?

E. VEREBELYI:       I would just comment that, based on historical hit
                    rates and the number of prospects that are currently underway, in terms of tender proposal, that we have a high likelihood, and good probability of meeting what we've laid out for the last half of the year. It's an uneasy situation, from some of the standpoints of the mines, again, as Ron pointed out. Right now, coal seems to be holding up well. There's activity there. But, it's very hard to predict, relative to general economic environment. I would also say that the shovel business has been a little stronger than we anticipated, and that the truck business has been delayed a little longer than we had anticipated. And, that's been a good part of the impact on the second quarter at Unit Rig, that Ron mentioned earlier.

G. MCMANUS:         Given, I assume there's long lead times in a lot of
                    these orders. Are you assuming a lot of earnings impact in the second half, from what you anticipate in terms or orders, or a lot of revenue in earnings impact will come in 2002.

R. DEFEO:           Well, if our second half will be similar to the first
                    half, there's not a lot of additional that will happen, Gary, to make those numbers come to pass. There'll be some erosion, obviously, from some of our more seasonally, second quarter oriented businesses, like the lifting business. But, I think that can be made up here.

G. MCMANUS:         Second question is, the net debt of CMI continues at
                    75.25 million at closing. What was the net deposition of CMI at the end of the first quarter? And, I assume that's built in, so they don't lever, I mean, I'm just wondering.

R. DEFEO:           The net debt, as public, the publicly reported net debt
                    at CMI was $94 million.

G. MCMANUS:         Okay, so if it, it had to be at least $75 million. Just
                    explain that again to me.

R. DEFEO:           Okay. The assumption is that they will achieve a $75.25
                    million of net debt. Any amount above that, there will be an adjustment, and there'll be fewer shares of Terex stock issued.

G. MCMANUS:         Now, if it's lower?

R. DEFEO:           No difference if it's lower. There will not be any more
                    than 3.5 million shares of Terex stock issued. But, there can be fewer shares.

G. MCMANUS:         Got it. Okay, now, I understand the credit enhancing,
                    but it looks like you had enough cash on hand, at least your cash position at the end of the first quarter, to do this on a cash transaction. I'm wondering, that would, presumably, be a lower cost way of making this acquisition.

R. DEFEO:           Well, I think, you know, from our standpoint, we want
                    to continue to work on improving the financial structure of Terex, and this makes good sense for both
                    CMI shareholders, as well as Terex shareholders, in that we think there's a lot of savings potential and synergy potential here. And, consequently, we feel it's attractive. It also keeps us in a position where that cash and/or liquidity of Terex can be held for use for other things.

G. MCMANUS:         One last thing, question, then I'll get back to you.
                    Just, what's your anticipation or your expectations for cash flow performance this year with a little bit lower earnings? Do you have, have you changed, depreciation, or cap back, let's say, from working capital, or anything on those lines?

R. DEFEO:           CAPEX hasn't changed. Working capital, in the short term,
                    we're seeing some use of working capital. But, we expect to run that off in the second half of the year, and we've adjusted our schedules and our plans accordingly.

G. MCMANUS:         You expect cash flow in neutral, positive, negative,
                    for a full year 01?

R. DEFEO:           Probably, what Joe, positive.

J. APUZZO:          We'll be cash flow positive.

G. MCMANUS:         Okay. Thanks.

OPERATOR:           Our next question is from Sara Thompson from Lehman
                    Brothers.

S. THOMPSON:        Yes. This is actually a follow up on that same line. I'm
                    sorry. You're going to be cash flow positive, just from working capital, for the year?

J. APUZZO:          For the year. That is our plan, yes.

S. THOMPSON:        And, the inventory build, is that just the same kind of
                    seasonal issue, or are you guys running into problems with lower demand than you've got actual excess inventory sitting in your books right now?

R. DEFEO:           If you have less sales, you end up with more inventory.
                    And, so, that's the result of the current situation.
                    But, that's why we've made some adjustments, Sara.

S. THOMPSON:        Okay, but my question for would be, it's the demand based
                    issues of you guys are then going to run out your inventory in the second half of the year, are we going to, should we expect to see some pressure on margins from that?

R. DEFEO:           No.

S. THOMPSON:        Because?

R. DEFEO:           The way we're structured, Sara.

S. THOMPSON:        Okay, just because it's pure assembly and, so, there's not that much overhead.

R. DEFEO:           Well, nothing is ever pure anything, but we're mostly
                    assembly. And, as you know, 80 to 85 percent of our costs are variablized.

S. THOMPSON:        Right. Okay. Fair enough. That's the only question I had
                    left. Thank you.

R. DEFEO:           Okay.

OPERATOR:           We now have a question from John McGinty from First Boston.

J. MCGINTY:         Good morning, Ron.

R. DEFEO:           Good morning, John.

J. MCGINTY:         Let me just get a couple of clarifications, if I can. If
                    we take your very specific guidance about 95 cents to a dollar in the first half and the second half, you know, equaling that, is that including, or not including, the 5 cent dilution that you were talking about in the fourth quarter from CMI?

R. DEFEO:           It's not including the 5-cent.

J. MCGINTY:         Not including. So, we take, wherever we end up, we take
                    5 cents out on that. Okay. Second question. Can you, just a clarification, the number that I had in my model from my conversations, were that you hoped to generate something in the neighborhood of $50 million in working capital, a positive cash flow from working capital in
                    01. Are you now saying you will generate positive cash flow, but less than that? Or is that still a good number. I'm sorry, I just got confused when you were talking before.

R. DEFEO:           Well, it's going to have to happen in the latter part of
                    the year, as opposed to the earlier part of the year.
                    But, it's still a good number.

J. MCGINTY:         Okay. Now, could you give us, Joe, you haven't been
                    working hard enough here. Joe, could you give us, could you kind of, you know, you talk about a bunch of stuff, Ron, when you were talking about infrastructure weak, Terex trucks weak, talking about the revenues. I mean, those were the kinds of things you're facing overall.
                    But, when we come back to your comment to the press release, you talk about earnings being 50 to 55 cents versus a consensus of, I think, 65 cents. And you talk, you know, the first thing you mention is the Euro/Dollar/Pound, and then, orders. Can you break down that 10 to 15 cents, at least in ballpark terms, as to the pieces? In other words, how much of it's currency versus, you know, construction? Just give us some flavor of it.

J. APUZZO:          The currency impact is about 3 cents, and the remainder
                    is about equally split.

J. MCGINTY:         Between?

J. APUZZO:          Between the two segments that have been discussed here.

J. MCGINTY:         The mining and...

J. APUZZO:          Yes.  Just, you know, round numbers.

J. MCGINTY:         But, Ron actually didn't discuss lifting.

R. DEFEO:           No. We were trying not to discuss lifting and earthmoving
                    anymore. We're trying to focus on the product areas we have, John.

J. APUZZO:          I mean the two product areas, I should say.

J. MCGINTY:         Which were mining and?

R. DEFEO:           And North American construction business.

J. MCGINTY          North American construction. Okay. I'm sorry, I was
                    just trying to make sure I understood that. So, 3 cents, and then the other. So, in other words, lifting, even though we're not talking about it anymore, in Europe, other than currency, were not issues in the quarter.

J. APUZZO:          Right.

J. MCGINTY:         Okay. And, then, again, a clarification. Back on the
                    several big orders for Unit Rig that are out there, not all of which you'll land, you talked about, clearly, success rate and so on. But, at least, are all of those Unit Rig orders that are kind of on the board, kind of hope we get this sort of thing, and probabilistically, is that all coal, or is there some other minerals in there?

E. VEREBELYI:       That's a variety of products. We have everything from
                    diamond mines, to copper, to iron ore, to coal, in that mix.

J. MCGINTY:         What percentage, in ballpark terms, would be coal? Half?
                    Of the stuff that's out that's pending.

E. VEREBELYI:       Probably even a little more than that - maybe 60 percent.
                    If you, I'm just pulling that off the top of my head, without any real analysis. But, that's probably a reasonable estimate.

J. MCGINTY:         Okay. A couple questions about CMI. Just one clarification.
                    Is CMI, I'm sorry, is Cedarapids all distributors, so in essence, you can put whatever CMI products you want into those distributors, and continue to sell the rest direct, without any kind of conflict. I mean, you don't have parallel distribution systems.

R. DEFEO:           Well, we don't have parallel distribution systems. That's,
                    I mean, I guess you're right in your commentary about where we stand today. CMI is principally a direct, but not exclusively, they do sell some products through distributors. And, Cedarapids is principally a distribution-oriented company. There's some compatibility of products. There's some duplication of products. But, more than anything, there's some real new products that can be added to both enterprises.
                    Okay?

J. MCGINTY:         Right.

R. DEFEO:           Our first priority will be operating performance, making
                    it, making it efficient efficiently, improving the factory in Oklahoma City, which is 75 percent of the revenue comes out of Oklahoma City. That's our first priority. And, an equal priority with CMI will be to solidify the relationships we have with the direct customers, which we strongly value, that CMI has developed over the years. So, we want to make sure those customers that have relied upon CMI for their products and their services and their support, feel that they're going to get great treatment from Terex.
                    Down the road, I'm sure there are opportunities to complement both the Cedarapids product, as well as the CMI product, from a variety of places. I think CMI has a terrific asphalt plant. I think there's a new product that they're bringing in from Brazil, with a small acquisition they made in Brazil, that could be sold in the United States. So, I think there's a lot of opportunities, John.

J. MCGINTY:         Okay. And, can I just make sure I understand the numbers?
                    The fourth quarter dilution of 5 cents, is that an ongoing number? In other words, because the offset, if you get $20 million of savings, if you get 70 percent of the $20 million of savings at a 30 percent tax rate, that adds 30 cents next year, with 20 cents, if it's 5 cents a quarter, 5 cents a quarter of dilution, I mean, that adds 15 cents a share, 15, 20 cents a share, just from the cost savings. But, then, the question I have is if that's right; and, then the question I have is what kind of synergies would you get on top of that? In other words, if we were trying to do our model, to look at the impact of CMI, we get the cost savings minus the 5 cents a quarter of dilution you talked about. Should we also factor in some synergies in 02, or should we wait for 03 for that?

R. DEFEO:           I think it'll be accretive in 02, for sure.

J. MCGINTY:         It's accretive, just on the cost savings.

R. DEFEO:           Well, no. Cost savings will be a driver of it, but we
                    expect the net of everything to be additive to earnings. It's probably in the 10 to 15 cent range.

J. MCGINTY:         Okay.  Very good.  Thanks very much.

OPERATOR:           We have a question now from Tom Klamka from Credit
                    Suisse First Boston.

T. KLAMKA:          Good morning.

R. DEFEO:           Good morning, Tom.

T. KLAMKA:          On CMI, if you look back in 2000, it looks like they were
                    basically break even. First quarter was right around break even. And, given what you paid for it all in, in using your $20 million number, I guess I don't get the credit enhancing. On a debt basis, it still looks like it's, you know, high threes kind of leverage. Can you talk a little bit more about, I guess, first of all, what have been the problems that CMI, especially on the revenue side. And, then, when you get to talk about $20 million of cost savings, how do you go about getting there?

R. DEFEO:           Okay. Several questions, Tom, built in. Let me see if
                    I can break them down. First, we expect the ongoing performance of CMI to be in the range of $15 million of EBITDA, okay, today, as it exists, given our due diligence, and given our dissection of the year 2000 performance, and separating what were somewhat in the range of $11.9 million nonrecurring charges in the year
                    2000, and having a full due diligence review of everything. This is a company that had unnecessary consulting charges and a whole bunch of excess costs in the year 2000. So, if you start form the basis that we think this business will do about $15 million of EBITDA.

T. KLAMKA:          And that's, I'm sorry, Ron, and that's even with a
                    break even first quarter? I guess when you cut through the numbers, you think their run rate today is $15 million?

R. DEFEO:           Yes.

T. KLAMKA:          Okay.

R. DEFEO:           We think their operating at about $15 million of EBITDA
                    right now, okay. Now, their expectations would probably be closer to $25 million of EBITDA for this year, but we're not really commenting on their expectations.
                    We've taken a pretty hard look at it, and feel that they're at about the $15 million level. If you add, of course, the $20 million of savings, that gives you a $35 million EBITDA level. So, call it $30 to 35 million. I think you can now see that what we mean when we say we feel this thing will be credit enhancing.
                    Okay?

                    Now, you asked the question, well what are the issues at CMI and/or what are the opportunities? Again, the company has good gross margins, generally speaking, that have ranged from, you know, 20 percent to 25 percent over the course of the past several years. So, they sell at decent prices. They have high SG&A levels, somewhere around 20 percent, at least relative to Terex. Some of those costs are public company costs, and those public company costs, of course, will come out right away. They're in the range of, probably, $3 to $5 million, just public, excess public company costs, and the way they've run their company. So, as we look at the enterprise, you know, what we're going to focus on is making the factory work more efficiently. And, I think that's something that our company knows how to do.

                    Because of the nature of CMI, which is the fact that it has been a very specialized selling company, a company that's sold a lot of products direct, we think there's some improvements in lean manufacturing that they've started that we can build upon and get some of those savings right away. Also, component costs. They're obviously buying things. And, you know, a $200 million company, $225 million company, doesn't have the buying power that a $2 billion company does. So, we feel we'll buy things for less.

T. KLAMKA:          But the issue appears to be, not at the gross margin,
                    on the manufacturing side, it's more SG&A, correct? I mean, if they're doing 19 percent gross margins. I mean, is the SG&A at that level because of their method of selling?

R. DEFEO:           Well, it's partially at that level because of their
                    method of selling. It's also, partially, in our view, higher than it should be. Okay? So, we think we can lower that pretty significantly, without impacting the level of service and the sales support they have in the marketplace.

T. KLAMKA:          Could you talk quickly about the top line? Q1 looks like
                    it got whacked pretty good. What's the revenue outlook for these guys?

R. DEFEO:           I think their revenue outlook is probably in the range
                    of $200 million or $215 million, somewhere in that range, $200 to $215.

T. KLAMKA:          Okay. And, then, as far as this debt being assumed, I
                    guess it's mainly bank debt. What's actually going to happen there? Is that going to be refinanced on your lines? Is it going to be, is it going to stay at CMI, with existing lenders? What happens there?

R. DEFEO:           I think it'll probably be refinanced under our lines.

T. KLAMKA:          Okay.  Great.  Thank you.

R. DEFEO:           Okay, Tom.

OPERATOR:           Our next question is from Todd Hinrichs from ABN AMRO.

T. HINRICHS:        Thank you. One of my questions has been answered, but,
                    first of all, by what quarter do you expect to become, the CMI acquisition to become accretive, next year.

R. DEFEO:           First quarter of 2002.

T. HINRICHS:        So, it's a pretty aggressive, you only have one quarter of dilution, then, well, maybe one and a half.

R. DEFEO:           Yes. I mean, we'll close probably by, in September some
                    time. Some time in September is our view. No, we plan to get at the issues right away.

T. HINRICHS:        Great.

R. DEFEO:           As we have in the past, I might add.

T. HINRICHS:        Okay. Great. Where, now the $20 million of savings that
                    you're talking about, where is that coming from? I know you've mentioned a few things, but if you could kind of break that up, and I apologize, I had to get in, I had to leave the call for a moment. I doubt that you've touched on it.

R. DEFEO:           That's okay. No, I haven't. But, 70 percent, we said
                    would come in the year 2002. Okay, which is $14 million, approximately. I indicated that we think there's $3 to $5 million of excess public company costs within the company. Obviously, those happen right away.
                    And, we think there's some manufacturing efficiency savings that'll happen pretty quickly, which we think, after about 100 days, because we implement our 100 day plan, we believe we can realize those savings following the 100 day plan and thereafter you have some efficiencies in SG&A which will accrue to the company.

T. HINRICHS:        Then, also listening to some of the comments, essentially
                    what are we coming to, maybe a $30 to $35 million run rate in EBITDA for this company that, for CMI, that might occur by next year. Is that correct?

R. DEFEO:           Yes. By the end of, we think we'll be at that rate by the
                    latter part of 2002.

T. HINRICHS:        So, essentially, you, with everything all told, you're
                    buying this company for about 4.3 times EBITDA.

R. DEFEO:           Yes. The way I think about it is, I want to make sure,
                    when I buy a company I can do it for less than five times.

T. HINRICHS:        Great.  Okay.  That's all I have.

OPERATOR:           Our next question comes from Mike Kender from Salomon Smith
                    Barney.

R. DEFEO:           Hello Mike.

M. KENDER:          Yes. Hi. Just a couple questions. One is, in terms of the
                    cost savings, the $20 million, what are you going to have to do in terms of CAPEX to realize those rather up front costs?

R. DEFEO:           No significant CAPEX, and they'll be some redundancy costs, where some jobs may be eliminated, but I don't think that'll be material.

M. KENDER:          Okay. And, just following on to Tom's question with the
                    debt assumption, would you, are you just going to pay that down with the cash in the balance sheet, or should we expect the cash to stay as is?

R. DEFEO:           Joe.

J. APUZZO:          I think we'll, right now the plan is to pay it off with
                    the cash on the balance sheet. But, we'll assess the various options as we go forward and what alternative uses we may have in mind for our capital.

M. KENDER:          And, then, the last question I had was you threw out the
                    2000 for the second quarter guidance in EPS terms. Joe, can you give us an official EBITDA translation for that?

J. APUZZO:          That translates into EBITDA of low 200s basically,
                    depending...

R. DEFEO:           For the year.

J. APUZZO:          Yes.  For the year.

M. KENDER:          Great.  Thank you very much.

OPERATOR:           We now have a question from Chuck Laporta from Standard
                    Asset Management.

C. LAPORTA:         Hi. I just want to touch back on the second half again,
                    particularly the mining business. If you guys are, you know, depending on a bounce in the mining business. I'm trying to cut it a different way. If you could, could you tell us what that aggregate dollar amount of the jobs you have out for bid that could possibly hit the second half, of the jobs that you have bid on that could hit in the second half?

R. DEFEO:           Chuck, that's a hard question to ask, because, to answer,
                    rather, easy to ask, hard to answer, because, the number is hard to be meaningful. Because sometimes, you know, they're $40 or $50 million that, some of which may be for part of this year, some of which may be for part of next year.

J. APUZZO:          And, the answer can be very misleading, so I would hate
                    to have a number that people just remember. But, it's a substantial amount of business, Ernie. Would you agree?

E. VEREBELYI:       Yes.

C. LAPORTA:         Thank you.

R. DEFEO:           Okay. Sorry to be so elusive, but I, you know, it's a lot
                    of business.

E. VEREBELYI:       I guess, just a short comment to that one. One of the
                    reasons that that's difficult, even during the tender period, the volumes on the requirements will change.
                    Certain people will come to that point and then decide not to proceed. Others will come on and move very quickly based on their board's approving expenditures, or in the case of coal, for example, deciding that the price points are such, that they want to up their production rates. Those are all in play constantly.
                    But, as we look at a point in time, we have sufficient activities and volumes that, based on historical hit rates, will get us to those kind of numbers comfortably.

C. LAPORTA:         Well, let me ask you this. After you've been awarded a
                    job, how quickly can you turn that into revenue?

R. DEFEO:           Within 60 to 90 days.

J. APUZZO:          60 to 90 days is quite typical, assuming the customer
                    wants it in that timeframe, for our response. We actually start recognizing revenues and the profit.

R. DEFEO:           One other thing I would say, just as an example of this
                    environment we're in. There was a fairly large order we were bidding on, coal related, and it was actually a remarkably large number. And, the company that owned the coalmine, given the fact that coal prices went up so rapidly, instead of ordering equipment, decided to sell the coal mine. It's a true story. And, then, we expect down the road, they'll need equipment again, but, you know, sometimes good news can get too good.
                    Okay.

OPERATOR:           We now have a question from Jeff Goldman from First
                    Capital.

J. GOLDMAN:         Thank you. Good morning. One question remaining for you.
                    Regarding the downward adjustment, contingent on CMI's debt level, can you quantify that further?

J. APUZZO:          I'm sorry that's hard to understand.

J. GOLDMAN:         Well, are there parameters for adjustment given different
                    levels of CMI debt, i.e., between 90 and 100 million, we would only receive .14 shares?

R. DEFEO:           Okay, yes, we'll answer that question.

B. HENRY:           That's right. Approximately, 50 cents of every dollar
                    of debt will come off of the equity value going to the CMI shareholders.

J. GOLDMAN:         Okay. Great. So, I can just do the math on that. Thank
                    you very much gentlemen.

R. DEFEO:           Okay.

OPERATOR:           And now our next question is from Randy Saluck from
                    Tyndall Management.

R. SALUCK:          Hi.  How are you?

R. DEFEO:           All right Randy.

R. SALUCK:          I just wanted to ask about the significance of the
                    Canadian oil sands for your mining business, if you're participating in that development with your trucks or your shovels, and what you can expect in the future.

R. DEFEO:           Ernie will answer that.

E. VEREBELYI:       Well the answer is, yes we are. We have four of our large
                    RH400 type of hydraulic shovels in place. They've been operating up there for several years. We have some dialogue going with them on the truck side of the business. And, in fact, I don't anticipate impact for this year, but we are in some early discussions about perhaps some additional product for 2002 and 2003. So, that business is going well for them and, in turn, they're very satisfied with our support and the product's performance up in that environment.

OPERATOR:           We now have a question from David Raso from Salomon
                    Smith Barney.

D. RASO: Just a quick follow up. On the mining, the orders that maybe are going to come through in the second quarter, that you hope maybe will come through in the second half, the truck themselves, is it the MT5500s, the 4400s, can you give us a feel for the size of the trucks that you're talking about, or is it completely broad-based? And, also, a quick update on Fermac, how that's going and do we have a Fermac product coming into the States now, and at what kind of flow rate?

J. APUZZO:          The bulk of those orders are really in the MT4400 size,
                    which is a workhorse in the industry, and probably from a value and use standpoint, the best performer out there. There is some interest in the larger truck, which is, you know, in early stages of development.
                    But, very few, actually, very few numbers at this point, as it's being qualified. And, there is also a lot of interest in the 3300, the new AC 150 ton product, we're seeing interest, not only in the mining segment, but the quarrying segment. And, we have a number of tenders out on that. So, those are, I guess, the MT4400 and the new 150 ton AC drive are the primary areas where we have interest in tenders pending.

R. DEFEO:           And expectations. And, with regard to Fermac, we're not
                    banking on a lot of U.S. based loader backhoe business this year. We think that's a longer-term opportunity for us. We are seeing Fermac contribute positively to both revenue and profits already. And, you know, we expect that situation to only improve.

D. RASO:            Thank you.

R. DEFEO:           Okay, David.

OPERATOR:           Our question is from John McGinty from First Boston.

J. MCGINTY:         Yes. Ron, let me just come back to a little bit of a
                    broader question, here, which is if you look at Terex overall, if you look at the lifting business, they are very few businesses, maybe an all-terrain truck or something like that that you don't have to really complete the business. But, if you look at mining, it's pretty straightforward. You've got, maybe, three-quarters of a mining business with an obvious hole, which you could or couldn't fill. When we get into the road building aggregates quarrying business, now you've got Powerscreen, you've got Cedarapids, you've got CMI. Could you give us some kind of a sense in your mind as to, are you half way done building a business, three-quarters done, a quarter of the way? I mean, as you look at that business out there, are there major pieces that fit, that you get the synergies, that you get the savings, as you look at the business, where does that kind of fit in your sense of that business?

R. DEFEO:           Sure. In the road building infrastructure business, I
                    think we're probably three-quarters of the way to where we would like to be in terms of full product line. I think CMI really brings with it a history of innovation and a history of some unique products, which will make a big difference for us. But, we still don't have a compaction brand, for example, other than our Benford product line, which has a good market share in the United Kingdom, but not that good a market share everywhere else. And, I'm sure there are some other compatible products that could be added. But, frankly, though, if you looked at, I don't care who you look at, Caterpillar, Komatsu, Volvo, Astec, I think our product line is broader and more capable of lowering the cost of a road paver than anybody else's product line. And, we just are in the process and will put them all together.

J. MCGINTY:         Now, more on the quarrying side? Crushers, screeners,
                    that kind of stuff.

R. DEFEO:           I think we're getting there on that product, on those
                    product lines as well.

E. VEREBELYI:       I think we're pretty well positioned there. We've got,
                    we're in the bulk of the requirements. The acquisition of Jaques gave us some additional capabilities on the larger end. I would say we still, maybe, would look at something in the large cone crushing product category.
                    But, by and large, we're in pretty good shape there as well.

J. MCGINTY:         Okay. Thanks very much.

R. DEFEO:           Let's take a couple more questions operator.

OPERATOR:           Yes, sir. All right, I have two more sir. We have Dennis
                    Dowden from Muzinich & Company.

D. DOWDEN:          Hi guys. I just wanted to make sure I got a clear
                    picture of your liquidity right now. What are your cash balances at this point?

J. APUZZO:          We're not going to comment on cash balances at an interim
                    point in time. We'll get more specific numbers when we announce the quarter. It's not, I don't think, the purpose of this call. I think we've indicated we've gone through some working capital increases here. And, we'll see negative cash flow from operations in the second quarter. We expect to see that reversed in the third quarter, and the fourth quarter, or second half of the year, and, consistent with the underlying performance of the business.

R. DEFEO:           And, we have very significant liquidity, anyway.

D. DOWDEN:          All right. You had nothing drawn on the credit agreement,
                    right?

E. VEREBELYI:       No.

D. DOWDEN:          Okay. Speaking of the credit agreement, should you need
                    to draw down any money from the credit agreement, with, you know, the business and the outlook for the business, are there any covenants in the credit agreement that you're getting kind of tight on, even though there's nothing drawn down on it?

E. VEREBELYI:       No.

R. DEFEO:           No.

D. DOWDEN:          Okay.  Thank you.

OPERATOR:           And our last question comes from Todd Hinrichs from
                    ABN AMRO.

T. HINRICHS:        Thank you. Early in the call, you mentioned that about 60
                    percent of your mining revenue is coming from coal.
                    And, obviously the coal market is doing really, really, really well, while the rest of the, maybe, the metals markets are doing very, very poorly. On a typical year, if there is such a thing, going back in time, how much of your mining related revenue would be related to coal versus how much would be related to metals and other or aggregates?

E. VEREBELYI:       I don't know if you can average that. Because, if you go
                    back a couple of years with coal, it was probably closer to zero, whereas this year, it's going to be more than maybe half. It varies as those commodity price points change. But, maybe 30 percent or 40 percent, if you wanted to try to average it over a longer timeline. I think one of the things you see is the volatility of those commodities at different points in time. Coal, petroleum based products out of the tar sands, coal, copper.

R. DEFEO:           They impact equipment.

E. VEREBELYI:       And those impact the individual mining areas that we
                    serve. I guess if I was able to predict that, I'd be in a different business.

T. HINRICHS:        Great.  Thanks.

R. DEFEO:           Well, I want to thank everybody for their interest in
                    Terex, and we look forward to giving you the next update on our second quarter report.

OPERATOR:           And that concludes today's conference call. All
                    participants, you may now disconnect.

                                    ###

     Terex Corporation ("Terex") intends to file a registration statement with the SEC on Form S-4 in connection with the merger of Terex and CMI Corporation ("CMI") and Terex and CMI expect to mail a proxy statement/prospectus to CMI's shareholders containing information about the merger. Investors and security holders are urged to read the registration statement and the proxy statement/prospectus carefully when they are available.

     The registration statement and the proxy statement/prospectus will contain important information about Terex, CMI, the merger, and related matters. Investors and security holders will be able to obtain free copies of these documents, when available, through the web site maintained by the SEC at http://www.sec.gov. In addition to the registration statement and the proxy statement/prospectus, Terex and CMI file annual, quarterly, and special reports, proxy statements, and other information with the SEC. You may read and copy any reports, statements, and other information filed by Terex and CMI at the SEC public reference rooms at 450 Fifth Street, NW, Washington, D.C. 20549 or at the SEC's other public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at 800-SEC-0330 for further information on public reference rooms. Terex's and CMI's filings with the SEC are also available to the public from commercial document-retrieval services and the web site maintained by the SEC at http://www.sec.gov.

     Information regarding the identity of the persons who may, under SEC rules, be deemed to be participants in the solicitation of shareholders of CMI in connection with the merger, and their interests in the solicitation, will be set forth in the proxy statement/prospectus.

     The above contains forward-looking information based on Terex's current expectations. Because forward-looking statements involve risks and uncertainties, actual results could differ materially. Such risks and uncertainties, many of which are beyond Terex's control, include, among others, the sensitivity of construction and mining activity to interest rates, government spending, downward economic cycles and general economic conditions; the success of the integration of acquired businesses; the retention of key management; foreign currency fluctuations; pricing, product initiatives, and other actions taken by competitors; the ability of suppliers to timely provide parts and components on a cost competitive basis, and the ability of Terex to timely manufacture and deliver cost competitive products to customers; the effect of changes in laws and regulations, including environmental laws and regulations; the continuing use of net operating loss carryovers; the effect of debt and restrictive covenants; and other factors, risks and uncertainties more specifically set forth in Terex's public filings with the SEC. The forward-looking statements herein speak only as of the date of this filing. Terex expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statement included in this filing to reflect any changes in Terex's expectations with regard thereto or any changes in events, conditions, or circumstances on which any such statement is based.